UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 3, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Entry into Material Definitive Agreements.

Merger Agreement

On March 1, 2015, NXP Semiconductors N.V., a Dutch public limited liability company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (“Freescale”) and Nimble Acquisition Limited, a Bermuda exempted limited liability company and a wholly-owned, indirect subsidiary of the Company (“Sub”), providing for the merger of Sub with and into Freescale (the “Merger”), with Freescale surviving the Merger as a wholly-owned, indirect subsidiary of the Company. The Merger Agreement was unanimously approved by the board of directors of the Company.

At the effective time of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each holder of a common share of Freescale, par value $0.01 per share (“Freescale Common Share”) issued and outstanding immediately prior to such time (other than Freescale Common Shares held by Freescale as treasury stock or owned by the Company, Sub or any other subsidiary of the Company, which will be cancelled) shall be entitled to receive with respect to each such Freescale Common Share $6.25 in cash, without interest, plus 0.3521 of a duly authorized, validly issued and fully paid ordinary share of the Company, par value EUR 0.20 per share.

Consummation of the Merger is subject to customary conditions, including without limitation: (i) the required approval of the Merger Agreement by the shareholders of the Company and Freescale; (ii) the expiration or early termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and the receipt of regulatory clearance under certain foreign antitrust laws; (iii) the absence of any order prohibiting the Merger; (iv) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Merger Agreement (subject to customary materiality qualifiers); and (v) the absence of any material adverse effect on Freescale or the Company since the date of the Merger Agreement.

The Company intends to fund the cash portion of the merger consideration with a combination of cash on hand and fully-committed debt financing and also intends to refinance certain of Freescale’s existing debt with fully-committed debt financing.

The Company and Freescale have each made customary representations and warranties and covenants in the Merger Agreement. Among other things, Freescale may not solicit or initiate discussions (and has agreed to cease any existing discussions) with third parties regarding other acquisition proposals regarding Freescale and has agreed to certain restrictions on its ability to respond to such proposals. In addition, until the termination of the Merger Agreement or the effective time of the Merger, both the Company and Freescale have agreed to operate their respective business in the ordinary course of business in all material respects consistent with past practice and have agreed to certain other negative covenants. The Merger Agreement contains certain termination rights for the Company and Freescale, including if the Merger is not consummated before March 1, 2016, subject to certain extension rights. Upon termination of the Merger Agreement under specified circumstances, Freescale or the Company will be required to pay the other party termination fees of up to $600 million.

The representations, warranties and covenants of the Company and Freescale contained in the Merger Agreement have been made solely for the benefit of Freescale or the Company and Sub, respectively. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement; (ii) have been qualified by certain matters specifically disclosed in any reports filed by the Company or Freescale with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date of the Merger Agreement and confidential disclosures made to Freescale or the Company and Sub, in connection with the Merger Agreement negotiations; (iii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors; (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company and its business or Freescale and its business. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Freescale or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Freescale’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company and Freescale that is or will be contained in, or incorporated by reference into, the Forms 20-F, Forms 10-K, Forms 6-K and Forms 10-Q and other documents that the Company or Freescale files or has filed with the SEC.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached hereto as Exhibit 1, which is incorporated herein by reference.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Freescale Holdings L.P. (“Freescale LP”), the largest holder of Freescale Common Shares, the Company and certain limited partners of Freescale LP, entered into a support agreement (the “Support Agreement”) whereby Freescale LP committed, among other things, subject to the terms and conditions of the Support Agreement, to vote all of its Freescale Common Shares (representing approximately 64% of the Freescale Common Shares outstanding as of the date of the Support Agreement) for the adoption of (and not to participate in any litigation challenging) the Merger Agreement. Half of the shares subject to the Support Agreement (representing approximately 32% of the Freescale Common Shares outstanding as of the date of the Support Agreement) will be released from such voting obligations if Freescale’s board of directors makes a change of recommendation in connection with a superior proposal in accordance with the Merger Agreement. The Support Agreement automatically terminates upon the termination of the Merger Agreement.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement attached hereto as Exhibit 2, which is incorporated herein by reference.

Commitment Letter

In connection with the Merger Agreement, NXP B.V., a wholly-owned subsidiary of the Company (“B.V.”), entered into a commitment letter (the “Commitment Letter”) with Credit Suisse Securities (USA) LLC (“Credit Suisse USA”) and Credit Suisse AG, Cayman Islands Branch (“CS,” and together with Credit Suisse USA, “Credit Suisse”), regarding term loan facilities consisting of a tranche B-1 facility and a tranche B-2 facility in an aggregate amount of up to $6,500 million (the “Term Facilities”) and a revolving credit facility in the amount of up to $500 million (the “Revolving Facility”). Subject to the terms and conditions of the Commitment Letter, CS has committed to provide the full amount of the Term Facilities and up to $112.5 million of the Revolving Facility. The proceeds of the Term Facilities will be used (i) to finance the cash consideration due pursuant to the terms of the Merger Agreement, (ii) to refinance certain of Freescale’s indebtedness that becomes due as a result of the Merger, (iii) to effect the repayment of any amounts drawn under Freescale’s outstanding revolving credit facility and, if the Company so elects, the outstanding revolving credit facility of the Company and certain of its subsidiaries, and (iv) to pay certain transaction costs. Subject to the terms and conditions of the Commitment Letter, the new tranche B-1 term loan will amortize in equal quarterly installments in aggregate annual amounts equal to 10% of the principal amount, with the balance payable on the date that is five years after the closing of the Merger and the date of the initial funding under the Term Facilities (the “Closing Date”), and the new tranche B-2 term loan will amortize in equal quarterly installments in aggregate annual amounts equal to 1.0% of the principal amount, with the balance payable on the date that is seven years after the Closing Date. The Revolving Facility may be used for loans and for letters of credit. Subject to the terms and conditions of the Commitment Letter, the revolving loans may be borrowed, repaid and reborrowed until a date that is five years after the Closing Date.

Credit Suisse’s commitments under the Commitment Letter are conditioned on the closing of the Merger and on other conditions typical for facilities of this kind and the negotiation and execution of final documents by both Credit Suisse and the Company and/or certain of its subsidiaries.

The Term Facilities will be senior secured obligations of B.V. and certain of its subsidiaries and the Revolving Facility will be senior secured obligations of the Company and certain of its subsidiaries on a super priority basis.

The terms of the Term Facilities and the Revolving Facility will require the Company and/or certain of its subsidiaries to comply with certain customary affirmative and negative covenants.

The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter attached hereto as Exhibit 3, which is incorporated herein by reference.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between the Company and Freescale.

Important Information For Investors And Shareholders

In connection with this proposed business combination, the Company and/or Freescale may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document the Company and/or Freescale may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND FREESCALE ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of the Company and/or Freescale, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company and/or Freescale through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s Investor Relations internet website at http://www.nxp.com/investor or by contacting the Company’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by Freescale will be available free of charge on Freescale’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

The Company, Freescale, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of Freescale is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between the Company and Freescale are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about the Company and Freescale, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the Company’s most recent Form 20-F and Freescale’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of the Company or Freescale in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	the Company’s and Freescale’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either the Company or Freescale to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

Freescale’s and the Company’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither Freescale nor the Company can guarantee future results, level of activity, performance or achievements. Moreover, neither Freescale nor the Company assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Freescale and the Company assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Exhibits

1.	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited.

2.	Support Agreement, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Holdings L.P. and certain limited partners of Freescale Holdings L.P.

3.	Commitment Letter, dated as of March 1, 2015, by and among NXP B.V., Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd day of March 2015.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO